PARAMOUNT COMMUNICATIONS INC.




                                                  February 11, 1994


Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019


Dear Martin:

     Your letter today fails to respond to our question as to whether there are any plans or intentions with respect to open market purchases of QVC stock by its investors or any other party and, if so, why you believe they do not violate the bidding rules.

     Your letter has also misread Mr. Davis' February 7th letter to shareholders. It plainly said that bidders could not change their bids after their final bid of February 1 while the bidding procedures remain in effect.

     Finally, we will certainly promptly look into the matters you have raised with respect to Viacom as they relate to the bidding procedures.

                                                  Sincerely,

                                                  /s/ Donald